Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-154874
Supplement dated January 12, 2010)

M.D.C. Holdings, Inc.

$250,000,000 of 5.625% Senior Notes Due 2020

FINAL TERM SHEET

January 12, 2010

Issuer:	M.D.C. Holdings, Inc.

Security:	5.625% Senior Notes due 2020

Principal Amount:	$250,000,000

Trade Date:	January 12, 2010

Settlement Date:	January 15, 2010 (T+3)

Final Maturity:	February 1, 2020

Interest Rate:	5.625% per annum

Public Offering Price:	97.565%

Yield to Maturity:	5.950%

Benchmark Treasury:	3.375% due November 15, 2019

Benchmark Treasury Price:	97-6+

Benchmark Treasury Yield:	3.717%

Spread to Benchmark Treasury:	+223.3 basis points

Interest Payment Dates:	Semi-annually in arrears on February 1 and August 1, commencing August 1, 2010

Optional Redemption:	Greater of par and make whole at Treasury plus 35 basis points, plus accrued and unpaid interest to the date of redemption

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ratings[1]:	BBB- (S&P) / Baa3 (Moody’s) / BBB- (Fitch)

CUSIP/ISIN:	552676 AP3 / US552676AP38

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Global Settlement:	Through The Depository Trust Company

Net Proceeds:	We estimate that the net proceeds, after deducting underwriters’ discounts and commissions and other estimated offering expenses payable by us, from sale of the notes offered hereby will be approximately $241.8 million.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. at 877-858-5407 (toll free).

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[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.